

05041402

AM 3/24/2005

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47094

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First American Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1624 Harmon Place, Suite 218
(No. and Street)

Minneapolis (City) MN (State) 55403 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joan D. Mathews 612-486-5890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

7900 Xerxes Avenue South, Suite 2400, Minneapolis, MN 55431-1115
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL


SEC MAIL
RECEIVED
MAR 0 2 2005
WASH, D.C.
185

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AM 3/30/2005

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 3/30/2005

OATH OR AFFIRMATION

I, Joan D. Mathews, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First American Securities, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public


JOAN M. THARP
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST AMERICAN SECURITIES, INC.

Minneapolis, Minnesota

December 31, 2004 and 2003

FINANCIAL STATEMENTS

Including Independent Auditors' Report

FIRST AMERICAN SECURITIES, INC.

TABLE OF CONTENTS



Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

Board of Directors
First American Securities, Inc.
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of First American Securities, Inc. (a wholly owned subsidiary of Mathews Financial, LLC) as of December 31, 2004 and 2003, and the related statements of operations, stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First American Securities, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 7, 2005

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants ◦ An Independent Member of Baker Tilly International

FIRST AMERICAN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

ASSETS

	2004	2003
CASH AND CASH EQUIVALENTS	$ 45,074	$ 23,507
PREPAID EXPENSES	6,652	5,812
EQUIPMENT, NET	2,941	358
TOTAL ASSETS	$ 54,667	$ 29,677

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
LIABILITIES		
Accounts payable	$ 187	$ 567
Total Liabilities	187	567
STOCKHOLDER'S EQUITY		
Common stock, voting, $.01 par value per share 5,000,000 shares authorized 464,000 shares issued and outstanding	4,640	4,640
Common stock, non-voting, $.01 par value per share 5,000,000 shares authorized 40,000 shares issued and outstanding	400	400
Additional paid-in capital	164,951	164,951
Accumulated deficit	(115,511)	(140,881)
Total Stockholder's Equity	54,480	29,110
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 54,667	$ 29,677

See accompanying notes to financial statements.

FIRST AMERICAN SECURITIES, INC.

STATEMENTS OF OPERATIONS
Years Ended December 31, 2004 and 2003

	2004	2003
REVENUES:		
Commissions and fees	$ 300,900	$ 298,032
Interest income	60	53
	300,960	298,085
EXPENSES:		
Sales commissions	126,254	180,634
Other operating expenses	135,064	68,287
	261,318	248,921
INCOME TAXES	-	-
NET INCOME	$ 39,642	$ 49,164

See accompanying notes to financial statements.

FIRST AMERICAN SECURITIES, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY
Years Ended December 31, 2004 and 2003

	Common Stock		Additional		
	Voting	Non-Voting	Paid-In Capital	Accumulated Deficit	Total
BALANCES, December 31, 2002	$ 4,640	$ 400	$ 164,951	$ (155,095)	$ 14,896
Dividends paid	-	-	-	(34,950)	(34,950)
2003 net income	-	-	-	49,164	49,164
BALANCES, December 31, 2003	4,640	400	164,951	(140,881)	29,110
Dividends paid	-	-	-	(14,272)	(14,272)
2004 net income	-	-	-	39,642	39,642
BALANCES, December 31, 2004	$ 4,640	400	$ 164,951	$ (115,511)	$ 54,480

See accompanying notes to financial statements.

FIRST AMERICAN SECURITIES, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 39,642	$ 49,164
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	929	239
Changes in operating assets and liabilities:		
Commissions receivable	-	3,472
Prepaid expenses	(840)	(4,208)
Accounts payable	(380)	567
Commissions payable	-	(1,576)
Net Cash Flows from Operating Activities	39,351	47,658
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of equipment	(3,512)	-
Net Cash Flows from Investing Activities	(3,512)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(14,272)	(34,950)
Net Cash Flows from Financing Activities	(14,272)	(34,950)
Net Change in Cash and Cash Equivalents	21,567	12,708
CASH AND CASH EQUIVALENTS - Beginning of Year	23,507	10,799
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 45,074	$ 23,507

See accompanying notes to financial statements.

FIRST AMERICAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

The Company is a securities broker/dealer and is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company was incorporated on November 10, 1993 and was approved for membership in NASD on December 15, 1994. The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Securities Transactions

Securities transactions and related commission income and expenses are recorded on a trade-date basis.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverages are subject to the usual banking risks associated with funds in excess of those limits.

Equipment

Equipment is stated at cost and is depreciated over estimated useful lives of 5 years using accelerated methods. Accumulated depreciation was $1,813 and $884 at December 31, 2004 and 2003.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and net operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

FIRST AMERICAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 2 - Related Party Transactions

The Company currently has office space provided by its sole stockholder. The Company is not charged any rent by the stockholder, and therefore, no rent expense has been recorded on these financial statements. The Company also pays its parent company management fees in conjuction with research and other general office assistance provided by the parent company.

NOTE 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2004, the net capital ratio was .004 to 1 and net capital was $43,759 which exceeded the minimum requirement by $38,759. As of December 31, 2003, the net capital ratio was .03 to 1 and net capital was $21,872 which exceeded the minimum requirement by $16,872.

The Company's brokerage activity is transacted on a fully disclosed basis through Southwest Securities, Inc. and, accordingly, is exempt from the requirements of Rule 15c3-3 of the Securities Exchange Commission based on provisions of Section (k)(2)(ii) of the Rule.

NOTE 4 - Income Taxes

The Company did not record a tax provision for the year ended December 31, 2004 and 2003 due to net operating loss carryforwards. The Company has recorded a full valuation allowance against its remaining net operating loss carryforwards.

FIRST AMERICAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2004

COMPUTATION OF NET CAPITAL

Total stockholder's equity		$ 54,480
Deductions and/or charges:		
Non-allowable assets:		
Non-allowable cash equivalent	$ 1,128	
Prepaid expenses	$ 6,652	
Equipment, net	$ 2,941	
Total non-allowable assets		10,721
Net capital before haircuts on securities positions		43,759
Haircuts on securities positions		-
Net capital		$ 43,759

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 187

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 38,759
Excess net capital at 1,000 percent	$ 43,740
Ratio: Aggregate indebtedness to net capital	.004 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report, Form X-17A-5 (unaudited) as of December 31, 2004	$ 43,759
Net audit adjustments	-
Net capital per above	$ 43,759



Virchow Krause & company

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL

Board of Directors
First American Securities, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of First American Securities, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 7, 2005